April 11, 2011
VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Larry Spirgel Assistant Director

Re:	ATA Inc. Form 20-F for the fiscal year ended March 31, 2010 Filed July 7, 2010 File No. 001-33910
Ladies and Gentlemen:
     We received your letter dated March 4, 2011 (the “Letter”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on our above-referenced Form 20-F. Our responses to the specific comments are set forth below. For the convenience of the Staff, each comment from the Letter is restated in bold prior to the response to such comment. Throughout our response, references to “ATA”, “the Company,” “we,” “us”, or “our” refer to ATA Inc. Capitalized terms used in this letter not otherwise defined herein have the meanings ascribed to them in our letter to the Staff dated February 14, 2011.
Notes to Financial Statements
Note 2 (g) Revenue Recognition, page F-11
1.	We note your response to our letter dated January 18, 2011. We understand that you sold your NTET software to approximately 10 distributors, who then resold the software to schools for use by their teachers. To help us better understand the facts and circumstances about your sales to and collections of accounts receivable from these distributors, please provide us with the following information:

❖	In your Form 20-F for the year ended March 31, 2008, you disclosed that in the fiscal year ended March 31, 2007, revenue for NTET software was recognized on a cash basis since your ability to collect such revenue was not reasonably assured. However, based on your experience accumulated in the fiscal year ended March 31, 2008, you believed that you were reasonably assured of collecting revenue from these distributors; and therefore, you began to recognize revenue upon delivery. In this regard, tell us about the facts and circumstances that changed your belief that collectability was assured.

We advise the Staff that ATA began offering NTET software to distributors in November 2006 (our fiscal year 2007), when the NTET certification program commenced. Due to lack of history with the distributors and the fact that NTET software was a new product and new MOE program, we concluded that our ability to collect NTET software revenue, at time of delivery, was not reasonably assured. Accordingly, for the fiscal year ended March 31, 2007, we recognized revenue for NTET software of RMB11,626,000 on a cash basis.

In fiscal year 2008, we evaluated the collectability of NTET software revenue at time of delivery by evaluating the distributors’ financial position, creditworthiness and historical collection experience and considered the MOE’s policy of mandatorily requiring teachers to take the NTET test and its policy and history of supporting and funding the program.

In particular, based on historical experience at that time, we concluded that the MOE’s commitment to provide all of the funding for the purchase of the NTET software by the secondary and elementary schools was substantive. Since the commencement of the program, we were not aware of any indications that the MOE was not funding (or would discontinue) the program nor were there any instances where the MOE did not fund the program. As a result of the MOE’s demonstrated commitment to provide the funding (supported by actual funding and support during 2007 and 2008) and the MOE’s mandate that the majority of teachers in secondary and elementary schools take the NTET test and become certified under the NTET certification program by December 31, 2007, we concluded that collectability of the NTET receivables was reasonably assured at time of delivery. Accordingly, we began to recognize revenue upon delivery in our fiscal year ended March 31, 2008.

❖	Tell us about the original payments terms agreed to with your distributors.

The Company advises the Staff that the original payment terms agreed to with our distributors required payment of 0-30% upfront at the time of purchase, with the remaining balance settled within 3 months from the date of order. The distributors’ obligation to pay us for the NTET software is unconditional after our delivery of the NTET software.

❖	Since you indicate in your response that the NTET program was fully supported and funded by the MOE and that prior to filing the 20-F for fiscal year ended March 31, 2009 you were not aware of any changes in the mandatory requirement for teachers to take the NTET test or in MOE’s policy to financially support the NTET program, tell us why your distributors were unable to pay you at all, or on a timely basis. Also, tell us whether your distributors were able to sell all the software products that you sold to them.

We advise the Staff that our distributors purchased the NTET software from us based on the expected orders which were determined after discussions with the schools and with the understanding that the MOE would provide all of the funding for the purchase of the NTET software by the schools. Prior to the change in the MOE’s policy regarding the NTET certification program in the fourth quarter of fiscal year 2010, we and our distributors did not anticipate an inability to receive the MOE funding, although the exact timing of the funding in particular instances was delayed due to the complex process for the MOE to administer such funding. In the fourth quarter of fiscal year 2010 and commensurate with MOE’s policy change from a mandatory program to a deferral of the NTET certification deadline until further notice, the MOE suspended the funding of the program. Such policy changes resulted in the distributors not being paid by the MOE, including payment for NTET software delivered prior to the policy change but for which MOE funding had not yet been received, and correspondingly the distributors’ inability or unwillingness to pay us.

We distributed the NTET software through a network of distributors consisting of one distributor per province. Distributors purchased the NTET software from us based on the expected orders, which were determined after discussions with the schools that were the ultimate end customers. Although this distribution process was not specified in a written agreement between the Company, distributors and the MOE/schools, the distribution process was discussed and understood by the relevant parties. We had meetings with each distributor each year on the status of the program. Based on these discussions, we were informed that the distributors did not encounter any problem in selling the NTET software that we sold to them. As none of the distributors has claimed that they were unable to sell the NTET software, nor have we received any actual returns or request for returns, we believe our distributors were able to sell all the software products that we sold to them.

❖	We note from your accounting policy for the allowance for doubtful accounts, that you consider aging as one of the factors in determining the amount of the allowance. In this regard, explain for us how you evaluated the aged receivables in concluding that you did not need a bad debt allowance for the significant account balances over 7-12 months and 1-2 years for all periods.

We maintain allowances for doubtful accounts for estimated losses resulting from the failure of customers to make required payments. We review the accounts receivable on a periodic basis and make allowances when there is doubt as to the collectability of the balances. In evaluating the collectability of individual receivable balances, we consider many factors, including the age of the balance, the customer’s category (e.g., governmental agencies, state-owned enterprises, enterprises indirectly related to the government, private enterprises, individuals, etc.), credit-worthiness, past payment history and payment pattern (including a pattern of paying past due receivables and payments received after year-end but prior to the issuance of our financial statements) and current economic trends. For the NTET software receivables we also considered the fact that the project was a government supported and funded project and the MOE’s policy to mandate certification under the program.

Further, we considered our historical collection experience and the fact that the government normally settles the payment over a relatively long time. Specifically, the Company advises the Staff that it is common to have receivables from government-related projects which are past the due date for an extended period of time. This pattern of late payments from government-related receivables is due, in part, to the complex, hierarchical nature of government organizations and the long governmental approval process.

This was also the case for NTET software receivables. As can be seen in the roll-forward analysis below, there was a payment pattern of delayed collections of the government supported NTET software receivables, including payments of RMB15,084,000 and RMB12,162,000 of NTET software receivables aged 7-12 months during our year ended March 31, 2008 and 2009, respectively. Further, as the analysis below presents, although we did not receive any payments during the year ended March 31, 2009 of NTET software receivables aged 1-2 years, we did receive payments of RMB1,941,000 (20% of the NTET software receivables aged 1-2 years) subsequent to March 31, 2009 and prior to the issuance of our March 31, 2009 financial statements. As a result, we concluded that the majority of the NTET receivables were collectable and we did not need a specific bad debt allowance for the significant account balances over 7-12 months and 1-2 years of age as of March 31, 2008 and 2009. However, although a specific allowance was not recognized, we did recognize a general allowance based on the aging of the NTET software receivables. Specifically, 10% for the balance aged more than 1 year. We believe the allowance was adequate based on the payment pattern of the distributors, including the significant amount of payments (RMB1.9 million) collected subsequent to March 31, 2009 and prior to the issuance of our March 31, 2009 financial statements.

❖	Provide us with a comprehensive roll-forward analysis of your accounts receivable and allowance for bad debt, specifically relating to your NTET software, for fiscal years 2007, 2008, 2009 and 2010.

The Company advises the Staff that the following is a roll-forward analysis of the accounts receivable and allowance for bad debt, relating to our NTET software, for fiscal years 2007, 2008, 2009 and 2010.

ACCOUNTS RECEIVABLE SUMMARY

			Within 6	7 to 12	1 to 2	2 to 3	Over 3
In RMB’000	Total	Current	months	months	years	years	years

Gross NTET AR balance as of April 1, 2006	—	—	—	—	—	—	—
NTET Revenue (Cash Basis)	11,626	11,626
Cash collection	(11,626)	(11,626)
Gross NTET AR balance as of March 31, 2007	—	—	—	—	—	—	—

NTET Revenue (Accrual Basis)	38,720	38,720
Move out of aging category [1]	(37,520)	(37,520)
Move into aging category [1]	37,520		16,320	21,200
Cash collection	(16,980)	(1,200)	(696)	(15,084)
Gross NTET AR balance as of March 31, 2008	21,740	—	15,624	6,116	—	—	—

NTET Revenue (Accrual Basis)	18,000	18,000
Move out of aging category[1]	(38,840)	(17,100)	(15,624)	(6,116)
Move into aging category [1]	38,840		—	29,262	9,578
Cash collection	(13,062)	(900)	—	(12,162)
Gross NTET AR balance as of March 31, 2009	26,678	—	—	17,100	9,578 [2]	—	—
Provision as of March 31, 2009	(958)				(958)

NTET Revenue (Accrual Basis)	—	—
Move out of aging category [1]	(24,737)			(17,100)	(7,637)
Move into aging category [1]	24,737				17,100	7,637
Cash collection [2]	(1,941)				(1,941)
Gross NTET AR balance as of March 31, 2010	24,737	—	—	—	17,100	7,637	—
Provision as of March 31, 2010	(24,737)				(17,100)	(7,637)

[1]	These movements represent the flow of gross accounts receivable into and out of each aging category in each year. For example for the year ended March 31, 2008, the RMB 37,520,000 moved out of the “current” category and into the “within 6 months” (RMB 16,320,000) and “7-12 months” (RMB 21,200,000) categories, or RMB 37,520,000 in total.

[2]	Subsequent to March 31, 2009 but prior to the issuance of the financial statements on filing of our 20-F, RMB1,941,000, representing 20% of the 1-2 years balance as of March 31, 2009, was collected.

SUMMARY OF ALLOWANCE FOR BAD DEBT		AGING OF RECEIVABLES BEING PROVIDED FOR
In RMB’000	Total	0-1 year	1 to 2 years	2 to 3 years
Allowance as of April 1, 2006, 2007 and 2008	—	—	—	—
Addition	958	—	958	—
Allowance as of March 31, 2009	958	—	958	—
Addition	23,779	—	16,142	7,637
Allowance as of March 31, 2010	24,737	—	17,100	7,637

The Company advises the Staff that it hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact me at (86-10) 6518-1122 ext. 5107 or David Roberts of O’Melveny & Myers LLP at (86-10) 6563-4209.
Respectfully submitted,
Name: Benson Tsang
Title: Chief Financial Officer

cc:	David Roberts O’Melveny & Myers LLP